Sub-Item 77K:

Changes in registrant’s certifying accountant

On June 16, 2004, Cohen McCurdy, Ltd. (“Cohen”) was selected to replace McCurdy & Associates CPA’s, Inc. (“McCurdy”) as the Funds’ independent auditor for the 2004 fiscal year.  The Trust’s selection of Cohen was approved by both the Audit Committee and the Board of Trustees.

McCurdy’s reports on Funds’ financial statements for the fiscal year ended August 31, 2004 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  During the fiscal year stated above, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy would have caused the Advisor to make reference to the subject matter of the disagreements in connection with its reports on the Funds’ financial statements for such periods.

Neither the Funds nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).